November 29, 2006

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	Nili Shah Division of Corporation Finance

Re:	Cavalier Homes, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 filed March 16, 2006 Forms 10-Q for Fiscal Quarters Ended April 1, 2006 and July 1, 2006 File No. 1-9792

Ladies and Gentlemen:

On behalf of Cavalier Homes, Inc. (“Cavalier” or the “Company”), I am responding to the comment letter from your office, dated November 3, 2006, with respect to the above-referenced filings. The following paragraphs set forth our response to the numbered items in the Commission’s letter. For your convenience, we have repeated in bold type below the comments of your office as specifically set forth in your comment letter, with our response directly following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures

1.	In future Forms 10-K and Forms 10-Q, please revise your disclosures regarding the effectiveness of your disclosure controls and procedures, based on one of the two following approaches:

•
If you intend to define disclosure controls and procedures in your disclosures, please include the full definition of disclosure controls and procedures. Specifically, if true, please clearly state that your Chief Executive Officer and Chief Financial Officer have determined that your disclosure controls and procedures are effective “to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by the Company in the reports that it files or

Securities and Exchange Commission
November 29, 2006

submits under the Act is accumulated and communicated to the Company’s [management], including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.” This language should replace your disclosure “in alerting them to material information relating to the Company that may be required to be included in the Company’s periodic filings. The Company’s disclosure controls and procedures also are designed with the objective of ensuring that such information is accumulated and communicated to Company management as appropriate to allow timely decisions regarding required disclosure.”

•	Alternatively, if true, please simply state that your disclosure controls and procedures are effective, without further definition.

Cavalier Response

In future filings on Form 10-K and Form 10-Q, the Company will simply state, if true, that our disclosure controls and procedures are effective, without further definition.

Exhibit 31

2.
In future Forms 10-K and Forms 10-Q, please remove the word “annual” or “quarterly” in front of “report” in items 2, 3, 4.a, and 4.d. to conform exactly to the certification in Item 601(b)(31) of Regulation S-K.

Cavalier Response

In future filings on Form 10-K and Form 10-Q, the Company will remove the word “annual” or “quarterly” in these certifications as noted in your comment.

Forms 10-Q for the Fiscal Quarters Ended April 1, 2006 and July 1, 2006

3.
We note that you maintained a deferred tax asset valuation allowance balance of $13,782 as of December 31, 2005. It appears that in the first quarter of 2006, you reversed $372 of this balance and that in the second quarter of 2006, you reversed another $660 of this balance, such that your deferred tax asset valuation allowance amounted to $12,750 at June 30, 2006. Please explain, in detail, the reasons for these reversals. Based on your disclosures in your 2005 Form 10-K, we note that your deferred tax asset valuation allowance balance reflected your estimate of the amount of income you would generate in 2006. Consequently, your basis for these additional reversals in 2006 is unclear.

In addition, if these reversals relate to upward revisions to your estimate of your 2006 income, please tell us why you appear to have reversed the entire amount of the related valuation allowance at once, rather than spreading the effect of the change in estimate over the remaining quarters in 2006. See paragraph 194 of SFAS 109.

Securities and Exchange Commission
November 29, 2006

Cavalier Response

The Company believes it has recorded its provision for income taxes in the first and second quarters of 2006 in accordance with the requirements of SFAS No. 109, including paragraph 194, and APB Opinion No. 28.

The following facts and evidence were considered by the Company in connection with its provision for income taxes in the first quarter or 2006:

•
With a history of losses in the years 2000 through 2002 and estimated losses in 2003, the Company provided a full valuation allowance against its deferred tax assets as of December 31, 2002 and maintained a full valuation allowance through December 31, 2004.

•
The Company achieved net income in 2004 and 2005 of $3,241,000 and $10,915,000, respectively. As of December 31, 2005, the Company projected pre-tax income for 2006 in the range of $2,800,000 to $3,300,000.

•
As a result of the operating results in 2004 and 2005 and projected income and tax liability for 2006, the Company reversed a portion of the deferred tax asset valuation allowance realizing $1,314,000 in deferred tax benefits as of December 31, 2005. In assessing the need for a valuation allowance, the Company considered all positive and negative evidence, including anticipated operating results, scheduled reversals of deferred tax liabilities, and tax planning strategies. Because the Company believed that challenging industry conditions would continue to persist into 2006, it believed that under the standards of SFAS No. 109, it was not appropriate to record income tax benefits in excess of the benefit projected to be realized in 2006.

•
Pre-tax income in the first quarter of 2006 totaling $2,026,000 was significantly better than the Company’s internal budget for the quarter. With these results, the Company increased its internal projection of pre-tax income for 2006 to more than $5,000,000.

Given the facts and evidence outlined above, particularly the level of pre-tax income earned in the first quarter and the increased 2006 projected pre-tax income, the Company revised its estimated annual effective tax rate for 2006. The net deferred tax asset as of December 31, 2006 (based on 2006 projected income) was estimated to be approximately $2,300,000, an increase of $986,000 over the balance at December 31, 2005. The reversal of $372,000 in the first quarter of 2006 represented the ratable portion of the anticipated change for the full year. This treatment is consistent with the guidance provided in paragraph 194 of SFAS No. 109.

The reduction in the valuation allowance in the second quarter of 2006 totaling $660,000 was due primarily to the expiration of state net operating loss carryforwards in one state. Through correspondence and discussions with that state’s department of revenue personnel in the second quarter of 2006, the Company learned that certain net operating loss carryforwards had expired at the end of 2005. Consequently, the Company reduced the gross deferred tax asset related to state net operating loss carryforwards with a corresponding decrease in the valuation allowance. During this quarter, the Company also completed a review of the assumptions related to the estimated annual effective tax rate. Pre-tax income in the second quarter was lower than anticipated due to the fact that rebuilding efforts on the Gulf coast from Hurricane Katrina damage were developing slower than the Company had projected. The revised income projection was considered in the change made this quarter to the estimated annual effective tax rate.

Securities and Exchange Commission
November 29, 2006

As noted in paragraph 74 of SFAS No. 109, the “application of judgment to assess whether a valuation allowance is needed for deferred tax assets may sometimes be complex, but that complexity is the unavoidable result of the need for an informed decision about the effect of income taxes on the enterprise’s financial position and results of operations.” On a quarterly basis, the Company reviews the pertinent facts and circumstances known at that time in recording the provision for (benefit from) income taxes. Given the fact that actual results can differ from estimated results, adjustments to the net deferred tax asset are recorded as required.

* * * *

Cavalier hereby acknowledges the following:

•	Cavalier is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments in Company filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and
•	Cavalier may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any further information with respect to the Cavalier’s filings, please telephone either myself at 256.747.9831 or David Roberson at 256.747.9838.

Sincerely,

/s/ Michael R. Murphy

Michael R. Murphy
Chief Financial Officer

cc:
David A. Roberson
C. W. Smith
Paul S. Ware, Esq.
Laura P. Washburn, Esq.
Brian Barksdale
Elton Sims
Bobby Tesney, Chairman of the Audit Committee
Thomas A. Broughton III, Audit Committee
J. Don Williams, Audit Committee